SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

Alfa Corporation

(Name of Issuer)

Alfa Corporation

Alfa Mutual Insurance Company

Alfa Mutual Fire Insurance Company

Alfa Delaware Merger Sub, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

015385107

(CUSIP Number of Class of Securities)

Alfa Corporation

Alfa Mutual Insurance Company

Alfa Mutual Fire Insurance Company

Alfa Delaware Merger Sub, Inc.

2108 E. South Boulevard

Montgomery, Alabama 36116-2015

Attn: H. Al Scott, Esq.

Tel. No.: (334) 288-3900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Alston & Bird LLP	Skadden, Arps, Slate, Meagher & Flom LLP
One Atlantic Center	Four Times Square
1201 West Peachtree Street	New York, New York 10036
Atlanta, Georgia 30309	Attention: Nancy A. Lieberman, Esq.
Attention: Paul J. Nozick, Esq.	(212) 735-2050
(404) 881-7000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$856,385,121.09	$26,291.02

(1)	For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 37,226,062 shares of common stock that are proposed to be acquired in the merger multiplied by the merger consideration of $22.00 per share, plus (b) $30,187,441.09, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $22.00 per share, plus (c) $7,224,316, the amount expected to be paid to holders of phantom shares and restricted stock awards entitled to receive the per share merger consideration of $22.00 for each such right.
(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000307 multiplied by the total Transaction Valuation.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$26,291.02

Form or Registration No.:	Schedule 14A—Preliminary Proxy Statement

Filing Party:	Alfa Corporation

Date Filed:	November 30, 2007

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Alfa Corporation (“Alfa Corp.”); Alfa Mutual Insurance Company (“AMI”), Alfa Mutual Fire Insurance Company (“AMF” and together with AMI, the “Mutual Group”) and Alfa Delaware Merger Sub, Inc. (“Merger Sub”).

On November 4, 2007, Alfa Corp., the Mutual Group and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub, an entity organized by the Mutual Group solely for the purpose of acquiring all of the outstanding shares of Alfa Corp.’s common stock not already owned by the Mutual Group, will be merged with and into Alfa Corp., and Alfa Corp. will be the surviving corporation (the “Merger”). As a result of the Merger, Alfa Corp. will be wholly owned by the Mutual Group. Under the terms of the Merger Agreement, each share of Alfa Corp. common stock, par value $1.00 per share, outstanding at the effective time of the Merger (other than shares owned by the Mutual Group, Merger Sub, Alfa Corp. and its wholly owned subsidiaries, holders of shares subject to certain company awards, and holders who have perfected and not withdrawn a demand for appraisal rights) will be cancelled and converted into the right to receive $22.00 in cash, without interest. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including adoption and approval of the Merger Agreement by stockholders of Alfa Corp.

Concurrently with the filing of this Schedule 13E-3, Alfa Corp. is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of Alfa Corp. At the meeting, stockholders of Alfa Corp. will consider and vote upon a proposal to adopt and approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached hereto as Exhibit (d)(1).

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” is incorporated herein by reference.

Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING—Record Date; Voting Rights” is incorporated herein by reference. The exact title of each class of the subject equity securities is “Alfa Corporation common stock, par value $1.00 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” is incorporated by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” is incorporated by reference.

Item 3.	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” and “DIRECTORS AND EXECUTIVE OFFICERS OF ALFA CORP., AMI, AMF AND MERGER SUB” is incorporated herein by reference. Alfa Corp. is the subject company.

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” and “DIRECTORS AND EXECUTIVE OFFICERS OF ALFA CORP., AMI, AMF AND MERGER SUB” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “DIRECTORS AND EXECUTIVE OFFICERS OF ALFA CORP., AMI, AMF AND MERGER SUB” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	(1)	Material Terms. Tender Offers. Not Applicable.

	(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS,” “THE SPECIAL MEETING,” “THE MERGER AGREEMENT” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT—Treatment of Stock and Equity Awards” and “THE MERGER AGREEMENT— Other Covenants and Agreements” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex C—Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

(e)	Provisions For Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” “RECENT TRANSACTIONS,” “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES,” “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” and “AGREEMENTS INVOLVING ALFA CORP.’S SECURITIES” is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” “RECENT TRANSACTIONS,” “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES,” “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” and “AGREEMENTS INVOLVING ALFA CORP.’S SECURITIES” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Certain Effects of the Merger,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “THE MERGER AGREEMENT,” “RECENT TRANSACTIONS,” “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “AGREEMENTS INVOLVING ALFA CORP.’S SECURITIES” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)		Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “THE MERGER AGREEMENT—Effective Time; Structure; Effects” and “THE MERGER AGREEMENT—Treatment of Stock and Equity Awards” is incorporated herein by reference.

(c)	(1) -(8)	Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS— Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Plans for Alfa Corp. if the Merger is Not Completed,” “SPECIAL FACTORS—Financing of the Merger,” “THE MERGER AGREEMENT—Effective Time; Structure; Effects” and “THE MERGER AGREEMENT—Treatment of Stock and Equity Awards” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS— Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Alternatives to the Merger” and “SPECIAL FACTORS—Plans for Alfa Corp. if the Merger is Not Completed” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS— Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Alternatives to the Merger” and “SPECIAL FACTORS—Plans for Alfa Corp. if the Merger is Not Completed” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS— Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Alternatives to the Merger,” “SPECIAL FACTORS—Plans for Alfa Corp. if the Merger is Not Completed” and “Annex B—Opinion of Lazard Fréres & Co. LLC” is incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS— Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Financing of the Merger,” “SPECIAL FACTORS—Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purposes and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee” and “Annex B—Opinion of Lazard Fréres & Co. LLC” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Purposes and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee,” “Annex B—Opinion of Lazard Fréres & Co. LLC” and “SPECIAL FACTORS—Certain Effects of the Merger” and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” and “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee” and “Annex B—Opinion of Lazard Fréres & Co. LLC” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement” and “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement” and “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee,” “SPECIAL FACTORS—Summary of Presentations by the Financial Advisor to the Mutual Group” and “Annex B—Opinion of Lazard Fréres & Co. LLC” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee,” “SPECIAL FACTORS—Summary of Presentations by the Financial Advisor to the Mutual Group” and “Annex B—Opinion of Lazard Fréres & Co. LLC” is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Alfa Corp. during regular business hours by any interested holder of Alfa Corp. common stock or any representative who has been designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) - (d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger,” “SPECIAL FACTORS—Financing of the Merger,” “SPECIAL FACTORS—Regulatory Approvals and Requirements,” and “THE MERGER AGREEMENT—Conditions to the Merger” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION,” “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES – Ownership,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “DIRECTORS AND EXECUTIVE OFFICERS OF ALFA CORP., AMI, AMF AND MERGER SUB” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “RECENT TRANSACTIONS” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “THE SPECIAL MEETING—Required Vote and Voting Rights,” and “THE MERGER AGREEMENT—Other Covenants and Agreements” is incorporated herein by reference.

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement” and “SPECIAL FACTORS—Position of the Mutual Group and Merger Sub as to the Fairness of the Merger to Alfa Corp.’s Unaffiliated Stockholders” is incorporated herein by reference.

Item 13.	Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Proxy Statement under the captions “SELECTED HISTORICAL FINANCIAL DATA” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference. The audited financial statements set forth in Alfa Corp.’s Annual Report on Form 10-K for the year ended December 31, 2006 and the unaudited financial statements set forth in Alfa Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 are incorporated by reference herein. Certain of the presentations filed as Exhibits (c)(1)-(c)(5) to this Schedule 13E-3 include forecasted financial information. The financial forecasts in these presentations were prepared by, and are the responsibility of, the management of AMI, AMF, Alfa Mutual General Insurance Company, Alfa Corp., and their respective subsidiaries for internal use and to assist the financial advisors to the special committee of Alfa Corp. with their respective due diligence investigations of Alfa Corp. and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, the published guidelines of the Commission regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers LLP, Alfa Corp.’s independent registered certified public accounting firm, has not examined or compiled any of the forecasted financial information, and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to the forecasted financial information included in any of the presentations filed as Exhibits to this Schedule 13E-3. The audit report incorporated by reference into this transaction statement relates to Alfa Corp.’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) - (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of Alfa Corp., the Corp. Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Corp. Special Committee,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger,” “THE SPECIAL MEETING—Solicitation of Proxies” and “Annex B—Opinion of Lazard Fréres & Co. LLC” is incorporated herein by reference.

Item 15.	Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Item 1016 of Regulation M-A:

(a)	(1)	Preliminary Proxy Statement for the special meeting of the stockholders of Alfa Corporation, incorporated by reference to the Schedule 14A filed with the Commission on January 11, 2008, as amended (the “Proxy Statement”).

(a)	(2)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)	(3)	Form of Letter to Stockholders filed with the Commission together with the Proxy Statement.

(a)	(4)	Form of Notice to Stockholders of Special Meeting filed with the Commission together with the Proxy Statement.

(a)	(5)	Press Release dated November 5, 2007 (filed as Exhibit 99.1 to Alfa Corp.’s Current Report on Form 8-K dated November 5, 2007 and incorporated herein by reference).

(a)	(6)	Document distributed to employees of Alfa Mutual Insurance Company (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(7)	Document distributed to participants holding restricted stock under the Alfa Corporation 2005 Amended and Restated Stock Incentive Plan (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(8)	Document distributed to participants in the Alfa Mutual Insurance Company Savings and Profit Sharing Plan (401(k) Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(9)	Document distributed to participants in the Alfa Mutual Insurance Company Restricted Stock Bonus Plan (Restricted Stock Bonus Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(10)	Document distributed to participants in the Alfa Corporation Employee Stock Purchase Plan (ESPP) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(11)	Document distributed to participants in the Alabama Farmers Federation and Affiliated Companies Deferred Compensation Plan (Shadow 401(k)) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(12)	Document distributed to participants in the Amended and Restated Deferred Compensation Plan for Directors of Alfa Mutual Insurance Company and Affiliated Companies (Director Deferred Comp Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(13)	Document distributed to participants holding stock options under the Alfa Corporation 2005 Amended and Restated Stock Incentive Plan (Stock Incentive Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(14)	Document distributed to participants in the Alfa Services, Inc. Management Achievement Plan (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(15)	Letter to the Alabama Farmers Federation (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(16)	Letter to the customers of Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company, Alfa Mutual General Insurance Company and Alfa Life Insurance Corporation (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(17)	Document posted to Alfa Corporation’s transaction website at ww.alfa.sardverbnewmedia.com on November 6, 2007 and distributed to the members of the board of directors of the Alabama Farmers Federation (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 6, 2007 and incorporated herein by reference).

(c)	(1)	Opinion of Lazard Fréres & Co. LLC (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(c)	(2)	Presentation materials, dated as of November 4, 2007, prepared by Lazard Fréres & Co. LLC*

(c)	(3)	Presentation materials, dated as of July 16, 2007, prepared by Goldman, Sachs & Co.*

(c)	(4)	Presentation materials, dated as of September 28, 2007, prepared by Goldman, Sachs & Co.*

(c)	(5)	Presentation materials, dated as of November 4, 2007, prepared by Goldman, Sachs & Co.*

(d)	(1)	Agreement and Plan of Merger, dated as of November 4, 2007, by and among Alfa Corp., Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company and Alfa Delaware Merger Sub, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(f)	(1)	Appraisal rights are described under the caption “SPECIAL FACTORS—Appraisal Rights” set forth in the Proxy Statement and in Annex C to the Proxy Statement entitled “Section 262 of the General Corporation Law of the State of Delaware” and are incorporated herein by reference.

*	Previously filed on November 30, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

ALFA CORPORATION

By:	/s/ C. Lee Ellis
Name:	C. Lee Ellis
Title:	Executive Vice President—Operations

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

ALFA MUTUAL INSURANCE COMPANY

By:	/s/ Jerry A. Newby
Name:	Jerry A. Newby
Title:	President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

ALFA MUTUAL FIRE INSURANCE COMPANY

By:	/s/ Jerry A. Newby
Name:	Jerry A. Newby
Title:	President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

ALFA DELAWARE MERGER SUB, INC.

By:	/s/ Jerry A. Newby
Name:	Jerry A. Newby
Title:	President